

August 29, 2014

Mr. Jonathan W. Grisham
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 26, 2014**
> **File No. 001-12002**

Dear Mr. Jonathan W. Grisham:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation, page F-12

1.   We note the Company owns a 22.22% interest in an approximately one million square foot retail portfolio where certain changes in the financial and operating controls of the joint venture agreement caused you to now account for the investment on a consolidated basis.   Please tell us and describe the pre-existing terms and the changes that were made to these joint venture agreements.   In addition, please cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon that resulted in the change to consolidation treatment.

Note 4. Investments In and Advances to Unconsolidated Affiliates, pages F-24 to F-27

2.   Given the significance of your equity in earnings of unconsolidated affiliates in comparison to income from continuing operations before income taxes, please clarify how you have considered the need for separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2014 & JUNE 30, 2014

3.   Please revise future periodic filings to include a statement of whether all adjustments are of a normal recurring nature.   If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.   Reference is made to Rule 10-01(b)(8) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3438 if you have any questions.

                                                        Sincerely,

                                                        /s/ Robert F. Telewicz, Jr.

                                                        Robert F. Telewicz Jr.
                                                        Senior Staff Accountant